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WASHINGTON, D.C.

August 9, 2005

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release announcing 2005 First Half Results, and (ii) a press release announcing that Arcelor will combine all of its Brazilian operations in a single company.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami Toutounji

Enclosure
cc: Regis Ramseyer
Arcelor SA

arcelor

PRESS RELEASE

2005 First Half Results

Arcelor delivers very strong results and becomes number 1 steel player in Brazil and Latin America

- **Net result: EUR 1.9 billion**
- **Responsible market behaviour**
- **Inventories back to normal for long carbon, normalizing for flat carbon**
- **Significant price increase of raw materials**
- **Creation of Arcelor in Brazil**
- **Excellent set of numbers expected for 2005**

Arcelor delivers very strong results, despite a more difficult business environment: weak European demand and a surge of imports lead Arcelor to reduce shipments and production during the first half of the year. In order to adjust its market supply to the bare needs of an overstocked market and accelerate depletion of inventories, Arcelor cut back production in Europe by 1.5 million tons in flat and long carbon steels. These production cuts were more significant in the second quarter than in the first three months of 2005. Inventory levels for flat carbon steels are expected to come back to normal levels by the end of the summer.

Arcelor was able to structurally improve its profitability level despite significant increases of raw materials costs which occurred progressively starting April 1st, 2005 and a more difficult economic environment.

Arcelor in Brazil

Arcelor consolidates its controlling stakes in Belgo, CST and Vega do Sul through the combination of Belgo, CST and Vega do Sul in a single entity. This move creates the largest steel player in Brazil and in Latin America. This company will be listed at the São Paulo Stock Exchange (BOVESPA).

Luxembourg, July 28, 2005 – The board of directors of Arcelor met on July 27, 2005 under the chairmanship of Joseph Kinsch. It reviewed the consolidated financial statements for the second quarter of 2005 and approved the Group consolidated financial statements for the first half of 2005.

At June 30, 2005, **consolidated net result**, group share, was EUR 1,937 million, versus EUR 865 million for the first half of 2004.

With EUR 16,778 million for the first half of 2005 compared to EUR 14,593 million for the same period last year, **consolidated revenue** increased despite a sharp drop in volumes due to production cuts and a reduction in European shipments (total shipments decrease on a comparable basis: 2.6 million tons, or 1.7 million for flat carbon and 0.9 million for long carbon steels) This evolution reflects the overall good level of average steel prices, and the positive effects of the consolidation of CST and Acindar for the first six months of 2005.

Geographical breakdown of revenue was as follows: total Europe: 76% (EU 25 and others Europe), South America: 10%, North and Central America: 9%, Rest of the world: 5%.

Consolidated **gross operating result** amounted to EUR 3,383 million for the first half of 2005 versus EUR 1,779 million for the same period last year, or a 20.2% margin compared with 12.2% last year despite very significant cost increases due to high raw materials prices incurred progressively as of April 1st.

Consolidated **operating result** amounted to EUR 2,643 million for the first half of 2005 versus EUR 1,237 million for the same period last year, which corresponds to a 15.8% margin versus 8.5%.

After a financial result of EUR-79 million, a contribution from associates of EUR 165 million (including Dillinger Hütte (DHS), for EUR 78.4 and Acesita for EUR 27 million) and income tax of EUR 519 million, the consolidated **net result**, group share, at EUR 1,937 million, more than doubled compared to EUR 865 million for the first half of 2004.

Key Figures

In millions of euros	**1st Half 2004**	**1st Quarter 2005**	**2nd Quarter 2005**	**1st Half 2005**
Revenue	14,593	8,136	8,642	16,778
Gross Operating Result	1,779	1,697	1,686	3,383
Operating Result	1,237	1,388	1,255	2,643
Net Result, Group share	865	934	1,003	1,937
Earnings per Share *(in €)*	1.76	1.52	1.64	3.16

Net Financial Debt

Net financial debt decreased by EUR 699 million to EUR 1,813 million at June 30, 2005 compared to EUR 2,512 million at December 31, 2004 and EUR 2,271 at March 31, 2005.

Cash-flow from operations amounted to EUR 2,004 million over the first six months of 2005. The variation of working capital needs over this period is mainly due to the high prices of inputs and increased average selling prices. Continuous management efforts have allowed a tight control of inventories in tonnage. Capital expenditure (EUR 728 million) remain low in Europe and include expansion expenses at CST. Free cash flow was used to pay EUR 477 million of dividends in May 2005 and to repay debt.

Net debt-to-equity ratio (including minority interests) decreased to 0.12 at 30 June 2005, from 0.20 at the end of 2004 and 0.17 at the end of the first quarter of 2005.

In millions of euros	December 31, 2004	March 31, 2005	June 30, 2005
Shareholders' equity*	12,317	13,462	14,785
Net financial debt	2,512	2,271	1,813
Net financial debt/Shareholders' equity*	0.20	0.17	0.12

* *Including minority interests*

Flat Carbon Steel

Revenue for the Flat Carbon Steel sector was EUR 9,665 million. This compares with EUR 7,690 million for the first half of 2004, the 25.7% increase (12.7% on a comparable basis) being essentially due to the consolidation of CST (EUR 1,003 million). Total shipments decreased by 10% to 15,116 thousand tons from 16,644 thousand tons for the first half of 2004 (CST accounted for 2,420 thousand tons for the same period of 2004 and 2,337 thousand tons for the first six months of 2005).

Following a severe drop in apparent consumption during the first six months of the year due to excess inventory and the production cuts decided in February, shipments to general industry were reduced by 22.6%, while deliveries to the automobile markets increased by 2.5%.

Compared to the first half of 2004, average selling prices for the same period of 2005 have increased by 22.1% due to price increases of the 1st quarter for the spot markets and to the yearly contracts negotiated at the end of 2004 (40% of total volumes, including CST, are contract sales).

Gross operating result was EUR 2,381 million, or 24.6% margin for the first half of 2005, compared to EUR 884 million, or 11.5% margin, for the same period of 2004. Despite cost increases essentially due to raw materials and incurred for a large part during the second quarter as well as to production stoppages, the consolidation of CST (EUR 511 million), management gains, positive variances coming from restructuring initiated in the past year and positive currency effects have limited negative impacts on the margins.

Operating result amounted to EUR 1,964 million, or a 20.3% margin for the first half of 2005, compared to EUR 592 million, a 7.7% margin for the same period last year.

Total crude steel production for the first half year of 2005 was 17,057 thousand tons (including CST for 2,481 thousand tons) compared to 15,407 thousand tons for the same period of 2004. For the same periods, crude steel production in Europe was respectively 14,576 thousand tons and 15,407 thousand tons, or a 5.4% decrease (6,772 thousand tons during the second quarter 2005 compared to 7,804 thousand tons for the first quarter 2005, or 13% decrease).
One blast furnace in Liège was decommissioned on April 30, 2005 (1.7 million tons crude steel equivalent per year), in the context of the "Apollo" restructuring plan.

Long Carbon Steel

Revenue for the Long Carbon Steel sector was EUR 3,186 million, which compares with EUR 2,927 million for the first half of 2004 (6% on a comparable basis). This was primarily due to the integration of high-quality assets (Acindar, consolidated as of May 1st, 2004) for the full six months of 2005 and an average selling prices increase of 19% compared to the first half of 2004.

Due to the high inventories situation and some seasonal effects during the first quarter in Europe leading to a market supply adjustment, total shipments diminished by 10.1%, from 6,873 thousand tons for the first half of 2004 to 6,178 thousand tons for the first six months of 2005. For the same period of 2005, shipments in Europe were reduced by 23.4% compared to 2004 (3,965 thousand tons and 5,179 tons respectively).

Gross operating result for the first half year reached EUR 656 million, or 20.6% margin, compared with EUR 538 million or 18.4% margin for the same period last year. Despite the decrease in shipments, performance improved, reflecting the very good contribution of assets in the Americas and more specifically of Acindar. Scrap costs for Europe have decreased considerably and margins were maintained.

Operating result was EUR 518 million, a 16.3% margin for the first half year, compared to EUR 440 million or a 15% margin for the same period of 2004.

Total crude steel production amounted to 5,889 thousand tons for the first half of 2005 compared to 6,305 thousand tons for the same period last year, taking into account additional 321 thousand tons from Acindar and the divestment of Aciérie de l'Atlantique ADA (Bayonne, France) (368 thousand tons). For the same periods, production in Europe was respectively 3,585 thousand tons and 4,599 thousand tons, or a 22.1% decrease (including ADA divestment).

Stainless Steel and Alloys

Revenue for the Stainless Steels and Alloys sector for the first half year 2005 was EUR 1,975 compared to EUR 2,401 million for the same period of 2004, after several divestments (Thainox, Techalloy, TEVI, Matthey US and J&L for 210 million) as well as the transfer of the Specialty Plate activity to the sector "others". The positive effect (+ 3.6% on a comparable basis) is mainly due to higher alloy surcharges while base prices have been under strong pressure these last months.

Shipped volumes amounted to 778 thousand tons for the fist half 2005 compared with 1,202 thousand tons last year (823 thousand tons on a comparable basis), the 35.3% decrease reflecting essentially divestments and transfer of activities; J&L and Thainox shipments amounted to 142 thousand tons in 2004 and the transfer of the Industeel Plate activity amounted to 255 thousand tons in January 2005. Volumes at comparable scope were 5.5% lower.

Gross operating result reached EUR 151 million for the first half of 2005, a 7.6% margin, compared to EUR 109 million, or a 4.5% margin, for the same period last year. Positive squeeze due to rising alloys surcharges did not offset negative mix effects, impact of lower shipments and production stops. The result also comprises charges due to capitalization of the Carinox project charges.

Operating result, at EUR 59 million, a 3% margin, for the first half of 2005 compares to EUR 42 million, a 1.7% margin, for the first half of 2004

Crude steel production amounted to 834 thousand tons for the first half of 2005, compared with 1,400 thousand tons for the same period last year which included divested units (409 thousand tons).

A3S (Arcelor Steel Solutions and Services)

Revenue of the sector was EUR 4,403 million for the first six months of 2005 compared to EUR 3,997 million for the same period last year. This variation is due to positive price effects which have compensated negative volume and mix effects due to low activity levels and shipments.

Shipped volumes amounted to 6,865 thousand tons (5,087 sourced from Arcelor) for the first half 2005 compared with 7,498 thousand tons (5,324 sourced from Arcelor) last year.

Gross operating result, at EUR 176 million for the first half of 2005 compares with EUR 247 million for the first half of 2004 and the **operating result**, at EUR 106 million for 2005, compares with EUR 188 million for the same period of 2004.

Inventories of the sector have significantly decreased and can be considered to be at normal levels.

Revenue, Gross Operating Result and Operating Result by business sector

In millions of euros	1st Half 2004					1st Half 2005				
	Revenue	**Gross Op. Result**	**%**	**Op. Result**	**%**	**Revenue**	**Gross Op. Result**	**%**	**Op. Result**	**%**
Flat Carbon Steel	7,690	884	*11.5%*	592	*7.7%*	9,665	2, 381	*24.6%*	1,964	*20.3%*
Long Carbon Steel	2,927	538	*18.4%*	440	*15%*	3,186	656	*20.6%*	518	*16.3%*
Stainless & Alloys	2,401	109	*4.5%*	42	*1.7%*	1,975	151	*7.6%*	59	*3.0%*
A3S Arcelor Steel Solutions & Services	3,997	247	*6.2%*	188	*4.7%*	4,403	176	*4.0%*	106	*2.4%*
Others	532	-3	*n.a.*	-29	*n.a.*	*990*	20	*n.a.*	-3	*n.a.*
Intra-Group	*-2,954*	*4*	*n.a.*	4	*n.a.*	*-3,441*	*-1*	*n.a.*	*-1*	*n.a.*
Total	**14,593**	**1,779**	***12.2%***	**1,237**	***8.5%***	**16,778**	**3,383**	***20.2%***	**2,643**	***15.8%***

Outlook

In the frame of a satisfactory overall development of the global economy in 2005, economic growth seems likely to slow to 3.2% for the year, following a growth rate of 4.1% observed for 2004. Within this context, North America, Asia and Latin America, excluding Japan and Europe (EU 15) continue to show dynamic trends preventing any excessive slowdown in economic activity.

Business prospects

After several quarters of growth of apparent consumption leading to a global oversupply of steel markets and high inventories, the growth rate of apparent consumption will remain on average below real steel consumption.

In order to help rebalancing this situation aggravated by growing imports and low activity in Europe, Arcelor decided in February to adjust its shipments to fit the real needs of the markets and therefore implemented significant production cutbacks both in flat and long carbon products.

Increasing orders, for long products, these last weeks, indicate that inventories are back to normal. Flat carbon steel inventories are adjusting and should be back to normal levels at the end of the third quarter as imports have started decreasing under the influence of a stronger US dollar and with selling prices stabilizing after a two months of strong pressure.

To reach a situation of balancing the market, Arcelor will pursue production cuts during the third quarter, as seasonal effects due to the summer vacation period tend to slow down activity. As a consequence, the third quarter will be a trough period not allowing any selling price increases for commodities on the spot markets in an environment of higher unit costs caused by the surge of raw material prices and a lower level of activity.

Having covered a substantial amount of its European deliveries through annual contracts, taking advantage of its large footprint in Latin America, and after strong results for the first two quarters, Arcelor remains confident in the outcome of 2005 and Group results for the year, despite extremely difficult market conditions.

Arcelor is announcing today the creation of Arcelor in Brazil, combining Belgo (long carbon steel), CST (flat carbon steel) and Vega do Sul (cold rolling and galvanizing line for automotive and other applications), becoming the number 1 steel player in Brazil and Latin America with one of the most competitive production bases in the world, thus ensuring sustainable growth and profits for the Group.

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 95,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors, consumer demand, steel prices, economic conditions and other factors.

Arcelor prepares its consolidated financial information under International Financial Reporting standards ("IFRS") since 2002. Revised IFRS standards are applicable as from 2005 in the perspective of the deadline fixed by the European Union. Those changes have had no impact on the Group consolidated financial position of the first semester and should not have significant impact on the Group consolidated financial position of the next quarters.

Corporate Communications		***Investor Relations***	
Tel: +352 4792 5000		Martine Hue:	+352 4792 2151
E-mail : press@arcelor.com			00 800 4792 4792 (toll-free number from EU and Switzerland)
Patrick Seyler:	+352 4792 2360		+33 1 41 25 98 98
Luc Scheer :	+352 4792 4455		E-mail: Investor.relations@arcelor.com
Jean Lasar	+352 4792 2359		
(France)			
Sandra Luneau:	+33 1 41 25 65 04		
(Spain)			
Ignacio Agreda:	+34 94 4894162		
Oscar Fleites:	+34 985 1260 29		
Arcelor S.A. 19, avenue de la Liberté L–2930 Luxembourg www.arcelor.com			

Press release

Arcelor to combine Brazilian operations in a single company

Luxembourg, 28 July 2005. Arcelor will combine all its Brazilian long and flat carbon steels businesses (CST, Vega do Sul and Belgo) in a single company. With the majority stake held by Arcelor, the new company will be listed on Brazil's São Paulo stock exchange.

Arcelor CEO Guy Dollé said: "This move consolidates our role as Latin America's leading steelmaker and generates new opportunities for all stakeholders. It is a strong symbol for Arcelor's massive, long term commitment to Brazil and a clear expression of our global growth strategy."

CST, flat carbon steelmaker, and world leader in the slab market (semi-finished products for flat carbon steel production) with a market share of 20%, has invested in a hot rolling mill to supply Vega do Sul. Vega do Sul specializes in cold rolling, pickling, and galvanisation and is a major supplier to the Brazilian car manufacturing industry and household goods manufacturers. Belgo is the largest producer of long carbon steels in Latin America, specializing in particular in the production of drawn wires, rods and rolled steel products for the civil engineering and building sector.

The new Brazilian operation reinforces Arcelor's position in Brazil, both on the domestic market and as an exporter.

The existing companies will be combined through successive share conversions and exchange operations at prices based on an economic and financial evaluation, namely 1 (one) "New Belgo" share for 9.32 CST shares. The process is expected to be completed in the fourth quarter.

By becoming the preferred vehicle for Arcelor's growth in this area, the new Brazilian operation will consolidate the group's role throughout Brazil and Latin America and prepare the ground for its expansion on the North American markets in the downstream business.

The operation is described in detail on the web sites of Belgo (www.belgo.com.br) and CST (www.cst.com.br), on the CVM site (www.cvm.gov.br) and on the web site of the São Paulo Securities Stock Exchange (Bovespa - www.bovespa.com.br)

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 95,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Corporate Communications		***Investor Relations***	
Tel: +352 4792 5000		Martine Hue:	+352 4792 2151
E-mail : press@arcelor.com			00 800 4792 4792 (toll-free number from EU and Switzerland)
Patrick Seyler:	+352 4792 2360		+33 1 41 25 98 98
Luc Scheer :	+352 4792 4455		E-mail: Investor.relations@arcelor.com
Jean Lasar	+352 4792 2359		
(France)			
Sandra Luneau:	+33 1 41 25 65 04		
(Spain)			
Ignacio Agreda:	+34 94 4894162		
Oscar Fleites:	+34 985 1260 29		
Arcelor S.A. 19, avenue de la Liberté L–2930 Luxembourg www.arcelor.com			